ICZOOM GROUP INC.

January 21, 2022

Via Edgar

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ICZOOM Group Inc.
Amendment No. 2 to Registration Statement on Form F-1 Filed November 15, 2021
File No. 333-259012

Dear Mr. Scott Stringer:

This letter is in response to the letter dated December 4, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statements on Form F-1 (the “Registration Statement”) are being filed to accompany this letter.

Amendment No.2 to Registration Statement on Form F-1

General

1. We note your disclosure on page F-10 that the VIE agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Pai Ming Shenzhen. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: We respectfully advise the Staff that in December 2021, we terminated the agreements under our VIE structure between Components Zone (Shenzhen) Development Limited (“ICZOOM WFOE”), Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), and the shareholder of Pai Ming Shenzhen. As a result, though we consolidated the financial results of VIE for the last two fiscal years as a primary beneficial under the U.S. GAAP, we will no longer consolidate the operation and financial results of Pai Ming Shenzhen. Accordingly, we revised our disclosure throughout the Registration Statement in connection of our termination of the agreements under VIE structure.

Cover Page

2. Please revise the prospectus cover page to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: We respectfully advise the Staff to refer to our response to the comment 1 above that we unwound our VIE structure. Further, we added the corresponding disclosures with regards to the transfers, dividends, or distributions on the cover page of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

3. Please refer to the prospectus cover page and the third paragraph. We note your disclosure in the first sentence that you “are a holding company incorporated in the Cayman Islands.” Please revise this sentence to clarify that you are “not a Chinese operating company.” Please also revise this paragraph to clarify that your VIE structure involves unique risks to investors.

Response: We respectfully advise the Staff to refer to our response to the comment 1 above.

4. Please refer to the prospectus cover page and the third paragraph. We note your disclosure that the VIE structure is used to replicate foreign investment in a Chinese-based company. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. Please make similar revisions elsewhere that this disclosure appears, such as on page 5.

Response: We respectfully advise the Staff to refer to our response to the comment 1 above.

Prospectus Summary, page 5

5. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comments, we added the disclosure on the cover page, page 6, 7, and page 72 to 75 of the Registration Statement.

Permission Required from the PRC Authorities for the VIE’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 9

6. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comments, we revised the disclosures from page 8 to 11 of the Registration Statement.

7. Please refer to the first sentence of the first paragraph. We note your disclosure that you have “not received any requirement to obtain permissions.” Please revise to confirm that you, your subsidiaries or your VIE are not required “to obtain” any permissions from any Chinese authorities to operate and issue these securities to foreign investors. Additionally, state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comments, we revised our disclosure on page 8 of the Registration Statement.

8. We note your response to our prior comment 2 and reissue in part. We note your disclosure in the last sentence of the first paragraph that data processed in your business “may not” be classified as core or important data and that you believe that you “may not” be subject to the cybersecurity review of the CAC. Please revise to clarify and affirmatively state whether a cybersecurity review by CAC is required for this offering. If it is unclear whether your offering requires a review or approval at this time, please significantly enhance your disclosure to explain why there is uncertainty. Additionally, specifically detail any efforts you have undertaken to determine whether a review or approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of the need for a review or approval. Please similarly revise your disclosure elsewhere that it appears, including on the cover page and in the risk factors.

Response: In response to the Staff’s comments, we added the disclosure on the cover page, from page 8 to 11, 51 to 52 of the Registration Statement

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Summary of Risk Factors, page 19

9. Please revise this section to provide specific cross-references for each of the risks discussed under “Risks Related to Doing Business in China,” to the more detailed discussions of these risks in the prospectus.

Response: In response to the Staff’s comments, we added the cross-references to the page numbers for each of the risks discussed from page 18 to 21 under “Summary of Risk Factors” of the Registration Statement.

Summary Financial Data, page 26

10. We reviewed the revised disclosures made in response to comment 3. Please revise your consolidating financial information to include separate columns for parent, non-VIE subsidiaries and VIE (and its subsidiaries), similar to your previous presentation. In the consolidated balance sheet data please present the line items investments in non-VIE subsidiaries and investments in VIE (and its subsidiaries) and eliminate them in the eliminations column. Similarly, present equity in earnings of non-VIE subsidiaries and equity in earnings of VIE (and its subsidiaries) in separate line items in your consolidated statements of operations data. Finally, please provide separate roll-forwards for each period presented of the activity in the parent’s investment in non-VIE subsidiaries and VIEs line items.

Response: In response to the Staff’s comments, we revised our consolidating financial information from page 26 to 31 under “Summary Financial Data” of the Registration Statement.

Recent joint statement by the SEC and PCAOB, page 73

11. We note from the audit opinion and this risk factor that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comments, we revised our disclosure from page 72 to 75 of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

The Holding Foreign Companies Accountable Act, page 74

12. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comments, we added the disclosure on page 74 and 75 of the Registration Statement.

ICZoom Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16. Share-Based Compensation, page F-34

13. In (5) on page F-34 you indicate that options to acquire 1,591,288 shares of the Company’s Class A ordinary shares were granted with an exercise price of $1.20 per share. However in the table on page F-35 you indicate that options to acquire 67,575 shares were granted with an exercise price of $1.20 per share. Please reconcile and revise these disclosures.

Response: In response to the Staff’s comments, we revised our disclosure on page F-34 of the Registration statement to state that on January 15, 2020, options to purchase 67,575 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $1.20 per share.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[signature page follows]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer and Director

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to SEC Response Letter – ICZOOM Group Inc.]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

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